Exhibit 99.1

ROYAL BANK OF CANADA PROVIDES Q4 2013 SUPPLEMENTARY FINANCIAL INFORMATION

TO REFLECT THE ADOPTION OF CERTAIN INTERNATIONAL FINANCIAL REPORTING STANDARDS

TORONTO, February 6, 2014 — Royal Bank of Canada (RY on TSX and NYSE) today announced that its Q4 2013 Supplementary Financial Information, which reflects our adoption of amendments to International Accounting Standard 19 Employee Benefits, as well as the adoption of International Financial Reporting Standards (IFRS) 10 Consolidated Financial Statements and IFRS 11 Joint Arrangements, is now available for download at www.rbc.com/investorrelations/ir_quarterly.html.

These accounting standards became effective for RBC on November 1, 2013. The financial information presented in the Q4 2013 Supplementary Financial Information reflects the impact of these standards on our consolidated comparative financial results for 2013 and 2012.

Royal Bank of Canada will release its first quarter 2014 results and host an earnings conference call on February 26, 2014. For further information, please visit www.rbc.com/investorrelations.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this press release, in filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements in this press release include, but are not limited to, statements relating to the reporting of our business segments’ financial results. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, regulatory compliance, operational, strategic, reputation and competitive risks and other risks discussed in the Risk management and Overview of other risks sections of our 2013 Annual Report; the impact of regulatory reforms, including relating to the Basel Committee on Banking Supervision’s (BCBS) global standards for capital and liquidity reform, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, over-the-counter derivatives reform, the payments system in Canada, the U.S. Foreign Account Tax Compliance Act (FATCA), and regulatory reforms in the United Kingdom (U.K.) and Europe; the high levels of Canadian household debt; cybersecurity; the business and economic conditions in Canada, the U.S. and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; the development and integration of our distribution networks; model, information technology and social media risk; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking statements contained in this press release are set out in our 2013 Annual Report under the heading Overview and outlook and for each business segment under the heading Outlook and priorities. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections or our 2013 Annual Report.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) is Canada’s largest bank and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, investor services and capital markets products and services on a global basis. We employ approximately 79,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 44 other countries. For more information, please visit rbc.com.

Trademarks used in this Earnings Release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this Earnings Release, which are not the property of Royal Bank of Canada, are owned by their respective holders.

Investor Relations Contact:

Robert Colangelo, Associate Director, Investor Relations, 416-955-2049,

robert.colangelo@rbc.com

Media Relations Contact:

Sandra Nunes, Senior Manager, Financial Communications, 416-974-1794,

sandra.nunes@rbc.com